SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )

WESTBURY BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

95727P106
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,953
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,953
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.08%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,555
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,555
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,406
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 43,406
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.96%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,342
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,342
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,391
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,391
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,368
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,368
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.65%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,061
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,061
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,643
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,643
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,995
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 130,995
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,342
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,342
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS Sonia Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 95727P106

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 230,242
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 230,242
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 95727P106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                    Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Westbury Bancorp, Inc., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 200 South Main Street, West Bend, Wisconsin  53095.

Item 2.	Identity and Background.

(a-c) This statement is being filed by Seidman and Associates LLC ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Lawrence Seidman is the manager of SAL.

This statement is also being filed by Seidman Investment Partnership, LP ("SIP"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole general partner of SIP and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership II, LP ("SIPII"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole general partner of SIPII and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership III, LP ("SIPIII"), a Delaware limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054.  JBRC I, LLC is co-general partner of SIPIII.  Lawrence Seidman is the managing member of JBRC I, LLC.

This statement is also being filed by LSBK06-08, LLC ("LSBK"), a Florida limited liability company, organized to invest in securities, whose principal and executive offices are located at 215 Via Del Mar, Plam Beach, Florida  33480.  Veteri Place Corporation is the trading advisor of LSBK and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Broad Park Investors, LLC ("Broad Park"), a New Jersey limited liability company formed, in part, to invest in stock of public companies, whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052.  Lawrence Seidman is the investment manager of Broad Park.

This statement is also being filed by 2514 Multi Strategy Fund, LP ("2514 MSF"), a Delaware limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 S. Ashley Drive, Suite 2100, Tampa, Florida  33602.  Lawrence Seidman is the investment manager of 2514 MSF.

This statement is also being filed by CBPS, LLC ("CBPS"), a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at The Clark Estates, One Rockefeller Plaza, New York, NY  10020.  Veteri Place Corporation is the Trading Advisor of CBPS and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

CUSIP No. 95727P106

This statement is also being filed by Veteri Place Corporation ("Veteri"), a New Jersey corporation, that serves as the corporate general partner of each of SIP and SIPII; and the trading advisor of each LSBK and CBPS, whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, NJ  07054 and 19 Veteri Place, Wayne, NJ  07470.

This statement is also being filed by JBRC I, LLC ("JBRC"), a New Jersey limited liability company that serves as the co-general partner of SIPIII, whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, NJ 07054.  Lawrence Seidman is the managing member of JBRC.

This statement is also being filed by Lawrence Seidman ("Seidman"), whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 and 19 Veteri Place, Wayne, NJ 07470.  Seidman serves as the manager of SAL, the President of Veteri (of which he is the sole officer and director), the general partner of each of SIP and SIPII; and the trading advisor for each of LSBK and CBPS; the managing member of JBRC I, LLC, the co-general partner of SIPIII; and investment manager of Broad Park and 2514 MSF, and accordingly has sole and exclusive investment discretion and voting authority with respect to the Shares owned by each of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, 2514 MSF and CBPS.

This statement is also being filed by Sonia Seidman ("Sonia"), wife of Lawrence Seidman.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, 2514 MSF, CBPS, Veteri, JBRC, Seidman and Sonia is set forth in Schedule A hereto. SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, 2514 MSF, CBPS, Veteri, JBRC, Seidman and Sonia shall hereinafter be referred to as "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Seidman and Sonia are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 230,242 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $3,234,127, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 95727P106

Mr. Seidman has had several conversations with the Issuer's management and plans to continue to speak with the Issuer's management about ways to maximize shareholder value.

None of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the persons listed on Schedule A has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and results of operations, the Reporting Persons’ investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, seeking representation on the Board of Directors of the Issuer through election contests or otherwise, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.  The Reporting Persons have previously nominated individuals for election to the boards of directors of, and have engaged in election and proxy contests with, a number of publicly traded companies, and expressly reserve the right to take such actions with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 4,528,049 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2015 as per the Issuer's amended Form 10-Q filed with the Securities and Exchange Commission on May 6, 2015.  The Reporting Persons own approximately 5.08% of the Issuer's Shares outstanding due to the Issuer's repurchase program which reduced the number of Shares outstanding, causing the Reporting Persons to exceed 5% of the Shares outstanding.  The Reporting Persons filed an original Schedule 13D on June 9, 2014.  The Reporting Persons filed Amendment No. 1 to Schedule 13D on March 25, 2015, reporting that they no longer owned more than 5% of the Issuer's Shares outstanding.

A.	SAL

(a)	As of the close of business on May 8, 2015, SAL beneficially owned 48,953 Shares.

       Percentage: Approximately 1.08%.

(b)	1. Sole power to vote or direct the vote: 48,953

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 48,953

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days were previously reported, but are set forth in Schedule B and incorporated herein by reference.

CUSIP No. 95727P106

B.	SIP

(a)	As of the close of business on May 8, 2015, SIP beneficially owned 38,555 Shares.

                               Percentage: Approximately 0.85%.

(b)	1. Sole power to vote or direct the vote: 38,555

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 38,555

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days were previously reported, but are set forth in Schedule B and incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on May 8, 2015, SIPII beneficially owned 43,406 Shares.

Percentage: Approximately 0.96%.

(b)	1. Sole power to vote or direct the vote: 43,406

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 43,406

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days were previously reported, but are set forth in Schedule B and incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on May 8, 2015, SIPIII beneficially owned 2,342 Shares.

Percentage: Approximately 0.05%.

(b)	1. Sole power to vote or direct the vote: 2,342

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 2,342

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days were previously reported, but are set forth in Schedule B and incorporated herein by reference.

CUSIP No. 95727P106

E.	LSBK

(a)	As of the close of business on May 8, 2015, LSBK beneficially owned 24,391 Shares.

Percentage: Approximately 0.54%.

(b)	1. Sole power to vote or direct the vote: 24,391

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 24,391

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days were previously reported, but are set forth in Schedule B and incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on May 8, 2015, Broad Park beneficially owned 29,368 Shares.

Percentage: Approximately 0.65%.

(b)	1. Sole power to vote or direct the vote: 29,368

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,368

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days were previously reported, but are set forth in Schedule B and incorporated herein by reference.

G.	2514 MSF

(a)	As of the close of business on May 8, 2015, 2514 MSF beneficially owned 7,061 Shares.

Percentage: Approximately 0.16%.

(b)	1. Sole power to vote or direct the vote: 7,061

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 7,061

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by 2514 MSF during the past 60 days were previously reported, but are set forth in Schedule B and incorporated herein by reference.

CUSIP No. 95727P106

H.	CBPS

(a)	As of the close of business on May 8, 2015, CBPS beneficially owned 24,643 Shares.

Percentage: Approximately 0.54%.

(b)	1. Sole power to vote or direct the vote: 24,643

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 24,643

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days were previously reported, but are set forth in Schedule B and incorporated herein by reference.

I.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 38,555 Shares owned by SIP and the 43,406 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 24,391 Shares owned by LSBK and the 24,643 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 130,995 Shares.

Percentage: Approximately 2.89%.

(b)	1. Sole power to vote or direct the vote: 130,995

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 130,995

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIP, SIPII, LSBK and CBPS during the past 60 days were previously reported, but are set forth in Schedule B and incorporated herein by reference.

J.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 2,342 Shares owned by SIPIII.

Percentage: Approximately 0.05%.

(b)	1. Sole power to vote or direct the vote: 2,342

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 2,342

4. Shared power to dispose or direct the disposition: 0

(c)
JBRC has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIPIII during the past 60 days were previously reported, but are set forth in Schedule B and incorporated herein by reference.

CUSIP No. 95727P106

K.	Sonia

(a)	As of the close of business on May 8, 2015, Sonia beneficially owned 1,500 Shares.

Percentage: Approximately 0.03%.

(b)	1. Sole power to vote or direct the vote: 1,500

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 1,500

4. Shared power to dispose or direct the disposition: 0

(c)	Sonia has not entered into any transactions in the Shares during the past 60 days.

L.	Seidman

(a)
Seidman, individually owns 10,023 Shares, (i) as the manager of SAL, may be deemed the beneficial owner of the 48,953 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 38,555 Shares owned by SIP and the 43,406 Shares owned by SIPII, (iii) as the managing member of JBRC, the corporate co-general partner of SIPIII, may be deemed the beneficial owner of the 2,342 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 24,391 Shares owned by LSBK and the 24,643 Shares owned by CBPS, (v) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 29,368 Shares owned by Broad Park and the 7,061 Shares owned by 2514 MSF, and (vi) as the husband of Sonia, may be deemed the beneficial owner of 1,500 Shares owned by Sonia.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 230,242 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 5.08%.

(b)	1. Sole power to vote or direct the vote: 230,242

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 230,242

4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Seidman during the past 60 days were previously reported, but are set forth in Schedule B and incorporated herein by reference.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, SIPIII, LSBK, CBPS, Broad Park and 2514 MSF were previously reported, but are set forth in Schedule B and incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

CUSIP No. 95727P106

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 1, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated May 1, 2015, by and among SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, 2514 MSF, CBPS, Veteri, JBRC, Sonia and Seidman.

Signature Page to Westbury Bancorp, Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2015	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 95727P106

SCHEDULE A

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Michael Mandelbaum	Private Investor and Businessman	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States
D. Scott Lutrell	Chief Investment Officer of LCM Group. LCM Group is an Investment Firm and the Corporate General Partner of 2514 Multi-Strategy Fund, LP.	100 S. Ashley Drive, Suite 2100, Tampa, Florida 33602	United States

CUSIP No. 95727P106

SCHEDULE B

Entity	Date Sold	Per Share*	Sales Proceeds*	Shares
SAL	3/20/2015	17.6478	51,249.19	2,904

SIP	3/20/2015	17.6473	31,288.64	1,773

SIPII	3/20/2015	17.6476	11,753.27	666

SIPIII	3/10/2015	17.4449	72,396.16	4,150
SIPIII	3/20/2015	17.6103	8,946.03	508
Total			81,342.19	4,658

LSBK	3/20/2015	17.6459	36,121.15	2,047

Broad Park	3/20/2015	17.6465	15,493.66	878

2514 MSF	3/10/2015	17.4458	72,400.05	4,150
2514 MSF	3/10/2015	17.4469	105,082.56	6,023
2514 MSF	3/20/2015	17.6297	17,664.97	1,002
2514 MSF	3/20/2015	17.6120	9,351.97	531
Total			204,499.55	11,706

CBPS	3/20/2015	17.6497	6,212.68	352

Seidman	3/2/2015	16.9234	20,731.11	1,225
Seidman	3/10/2015	17.4337	21,792.09	1,250
Seidman	3/20/2015	17.6417	44,139.48	2,502
Total			86,662.68	4,977

*Includes brokerage commission.

CUSIP No. 95727P106

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Westbury Bancorp, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: May 1, 2015	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN